Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF " RELEVNT, INC.", FILED

IN THIS OFFICE ON THE FIFTH DAY OF AUGUST, A.D. 2021, AT 3:48

O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5153253 8100
SR# 20212903103

Authentication: 203857767
Date: 08-05-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION
OF RELEVNT, INC.

Relevnt, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**Corporation**"), does hereby certify as follows:

FIRST: That the Corporation's original Certificate of Incorporation was filed on May 11, 2012 (the "*Certificate of Incorporation*").

SECOND: That the Board of Directors of the Corporation duly adopted resolutions by written consent proposing and declaring advisable the amendment of the Certificate of Incorporation of the Corporation, as follows:

Paragraph FOURTH of the Certificate of Incorporation be replaced and amended to read in its entirety as follows:

> **FOURTH.** The total number of shares that the Corporation shall have authority to issue is Thirty Million (30,000,000), each with a par value of $.00001. The Corporation is authorized to issue Common Stock.

THIRD: That the stockholders of the Corporation approved and adopted such amendment by written consent in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

FOURTH: That such amendment of the Certificate of Incorporation of the Corporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be signed by its President and Chief Executive Officer this 5th day of August 2021.

RELEVNT, INC.

By: DocuSigned by: [signature] 762A758568D045A
J. Winder Hughes, President/CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:48 PM 08/05/2021
FILED 03:48 PM 08/05/2021
SR 20212903103 - File Number 5153253

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "LIFE IN HI-FI, INC.",

CHANGING ITS NAME FROM "LIFE IN HI-FI, INC." TO "RELEVNT,

INC.", FILED IN THIS OFFICE ON THE SECOND DAY OF MAY, A.D.

2017, AT 11:24 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5153253 8100
SR# 20172985434

Authentication: 202475582
Date: 05-03-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:24 AM 05/02/2017
FILED 11:24 AM 05/02/2017
SR 20172985434 - File Number 5153253

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

LIFE IN HI-FI, INC.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " FIRST " so that, as amended, said Article shall be and read as follows:

The name of the corporation is Relevnt, Inc.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 1st day of May, 2017.

By: /s/J. Winder Hughes
Authorized Officer

Title: CEO

Name: J. Winder Hughes
Print or Type

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "LIFE IN HI-FI, INC.",

FILED IN THIS OFFICE ON THE SECOND DAY OF JUNE, A.D. 2016, AT

3:51 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5153253 8100
SR# 20164269689

Authentication: 202438829
Date: 06-06-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION
OF LIFE IN HI-FI, INC.

Life In Hi-Fi, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**Corporation**"), does hereby certify as follows:

FIRST: That the Corporation's original Certificate of Incorporation was filed on May 11, 2012 and amended on August 12, 2013, and further amended on March 2, 2015, and further amended on March 18, 2016 (the "*Certificate of Incorporation*").

SECOND: That the Board of Directors of the Corporation duly adopted resolutions by written consent proposing and declaring advisable the amendment of the Certificate of Incorporation of the Corporation, as follows:

Paragraph FOURTH of the Certificate of Incorporation be replaced and amended to read in its entirety as follows:

FOURTH: The total number of shares the Corporation shall have authority to issue is Eighteen Million (18,000,000), each with a par value of $.00001. The Corporation is authorized to issue Common Stock.

Effective immediately upon the filing of this Certificate of Amendment of Certificate of Incorporation with the Secretary of State of Delaware (the "*Effective Time*"), and without further action on the part of the holders of Common Stock of the Corporation immediately prior to the Effective Time, each then-issued and outstanding share of the Corporation's Common Stock will be converted and be reclassified into three (3) shares of the Corporation's Common Stock (the "*Stock Split*"). All numbers of shares, and all amounts stated on a per share basis, contained in this Certificate of Incorporation, are stated after giving effect to such Stock Split and no further adjustment shall be made as a consequence of such Stock Split.

THIRD: That the stockholders of the Corporation approved and adopted such amendment by written consent in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

FOURTH: That such amendment of the Certificate of Incorporation of the Corporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be signed by its President and Chief Executive Officer this 19th day of May 2016.

LIFE IN HI-FI, INC.

By: _____

J. Winder Hughes, President/CEO

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "LIFE IN HI-FI, INC.",

FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF MARCH, A.D. 2016,

AT 11:17 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

5153253 8100
SR# 20161731590

Authentication: 202012944
Date: 03-21-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION
OF LIFE IN HI-FI, INC.

Life In Hi-Fi, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify as follows:

FIRST: That the Corporation's original Certificate of Incorporation was filed on May 11, 2012 and amended on August 12, 2013 and further amended on March 2, 2015 (the "*Certificate of Incorporation*").

SECOND: That the Board of Directors of the Corporation duly adopted resolutions by written consent proposing and declaring advisable the amendment of the Certificate of Incorporation of the Corporation, as follows:

Paragraph FOURTH of the Certificate of Incorporation be replaced and amended to read in its entirety as follows:

FOURTH. The total number of shares that the Corporation shall have authority to issue is Four Million (4,000,000), each with a par value of $.00001. The Corporation is authorized to issue Common Stock.

THIRD: That the stockholders of the Corporation approved and adopted such amendment by written consent in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

FOURTH: That such amendment of the Certificate of Incorporation of the Corporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be signed by its President and Chief Executive Officer this 22nd day of October 2015.

LIFE IN HI-FI, INC.

By: _____
J. Winder Hughes, President/CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:17 AM 03/18/2016
FILED 11:17 AM 03/18/2016
SR 20161731590 - File Number 5153253

24146.6-887173 v1

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "LIFE IN HI-FI, INC.",

FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF MARCH, A.D. 2016,

AT 11:17 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

5153253 8100
SR# 20161731590

Authentication: 202012944
Date: 03-21-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION
OF LIFE IN HI-FI, INC.

Life In Hi-Fi, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify as follows:

FIRST: That the Corporation's original Certificate of Incorporation was filed on May 11, 2012 and amended on August 12, 2013 and further amended on March 2, 2015 (the "*Certificate of Incorporation*").

SECOND: That the Board of Directors of the Corporation duly adopted resolutions by written consent proposing and declaring advisable the amendment of the Certificate of Incorporation of the Corporation, as follows:

Paragraph FOURTH of the Certificate of Incorporation be replaced and amended to read in its entirety as follows:

FOURTH. The total number of shares that the Corporation shall have authority to issue is Four Million (4,000,000), each with a par value of $.00001. The Corporation is authorized to issue Common Stock.

THIRD: That the stockholders of the Corporation approved and adopted such amendment by written consent in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

FOURTH: That such amendment of the Certificate of Incorporation of the Corporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be signed by its President and Chief Executive Officer this 22nd day of October 2015.

LIFE IN HI-FI, INC.

By: _____
     J. Winder Hughes, President/CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:17 AM 03/18/2016
FILED 11:17 AM 03/18/2016
SR 20161731590 - File Number 5153253

CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION
OF LIFE IN HI-FI, INC.

Life In Hi-Fi, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**Corporation**"), does hereby certify as follows:

FIRST: That the Corporation's original Certificate of Incorporation was filed on May 11, 2012 and amended on August 12, 2013 and further amended on March 2, 2015 (the "*Certificate of Incorporation*").

SECOND: That the Board of Directors of the Corporation duly adopted resolutions by written consent proposing and declaring advisable the amendment of the Certificate of Incorporation of the Corporation, as follows:

Paragraph FOURTH of the Certificate of Incorporation be replaced and amended to read in its entirety as follows:

FOURTH. The total number of shares that the Corporation shall have authority to issue is Four Million (4,000,000), each with a par value of $.00001. The Corporation is authorized to issue Common Stock.

THIRD: That the stockholders of the Corporation approved and adopted such amendment by written consent in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

FOURTH: That such amendment of the Certificate of Incorporation of the Corporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be signed by its President and Chief Executive Officer this 14th day of _March_ , 2016

LIFE IN HI-FI, INC.

By:_____
    J. Winder Hughes, President/CEO

24146.5-888517 v1

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE CERTIFICATE OF AMENDMENT OF "LIFE IN HI-FI, INC.",
FILED IN THIS OFFICE ON THE SECOND DAY OF MARCH, A.D. 2015, AT
3:08 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE
KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 2164728

DATE: 03-03-15

5153253   8100

150300197

CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION
OF LIFE IN HI-FI, INC.

Life In Hi-Fi, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify as follows:

FIRST: That the Corporation's original Certificate of Incorporation was filed on May 11, 2012 (the "*Certificate of Incorporation*").

SECOND: That the Board of Directors of the Corporation duly adopted resolutions by written consent proposing and declaring advisable the amendment of the Certificate of Incorporation of the Corporation, as follows:

Paragraph FOURTH of the Certificate of Incorporation be replaced and amended to read in its entirety as follows:

FOURTH. The total number of shares that the Corporation shall have authority to issue is Three Million (3,000,000), each with a par value of $.00001. The Corporation is authorized to issue Common Stock.

THIRD: That the stockholders of the Corporation approved and adopted such amendment by written consent in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

FOURTH: That such amendment of the Certificate of Incorporation of the Corporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be signed by its President and Chief Executive Officer this 9th day of February 2015.

LIFE IN HI-FI, INC.

By: _____
    J. Winder Hughes, President/CEO

24145.2-854686 v1

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:12 PM 08/12/2013
FILED 04:29 PM 08/12/2013
SRV 130980180 - 5153253 FILE

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
PEACHFUZZ, INC.

Peachfuzz, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "*Corporation*"), does hereby certify that:

1. The amendment to the Corporation's Certificate of Incorporation (the "*Certificate of Incorporation*") set forth below was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware, and has been consented to in writing by the stockholders of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

2. The Corporation's Certificate of Incorporation be amended by amending and restating section FIRST in its entirety to read as follows:

   FIRST: The name of the corporation is LIFE IN HI-FI, INC.

3. This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, Peachfuzz, Inc. has caused this Certificate of Amendment to be executed by the undersigned officer, on this the 6th day of August 2013.

PEACHFUZZ, INC.

By: _____
    J. Winder Hughes, President and CEO

24146.1-788800 v1

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "PEACHFUZZ, INC.", FILED IN THIS OFFICE ON THE ELEVENTH DAY OF MAY, A.D. 2012, AT 12:18 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

5153253 8100

120548816

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 9568565

DATE: 05-14-12

You may verify this certificate online
at corp.delaware.gov/authver.shtml

CERTIFICATE OF INCORPORATION
OF
PEACHFUZZ, INC.

FIRST: The name of the corporation is Peachfuzz, Inc. (the "Corporation").

SECOND: The address of the Corporation's registered office in the State of Delaware is 3500 South DuPont Highway, in the City of Dover, Kent County, Delaware 19901. The name of its registered agent at such address is Incorporating Services, Ltd.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares that the Corporation shall have authority to issue is two million (2,000,000), each with a par value of $0.00001. The Corporation is authorized to issue Common Stock.

FIFTH: The name and mailing address of the incorporator are as follows:

John M. Fuscoe   4101 Lake Boone Trail, Suite 400
Raleigh, North Carolina 27607

SIXTH: Unless and except that the bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

SEVENTH: To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, no present or former director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

EIGHTH: The Corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to, or testifies in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact such person is or was a director, officer or employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and

24146.2-727938 v1

amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent permitted by law, and the Corporation may adopt bylaws or enter into agreements with any such person for the purpose of providing for such indemnification.

NINTH: The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article.

TENTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, alter and repeal the bylaws of the Corporation, subject to the power of the stockholders of the Corporation to alter or repeal any bylaw whether adopted by them or otherwise.

The undersigned incorporator hereby acknowledges that the foregoing Certificate of Incorporation is his act and deed.

Dated: May 11, 2012

John M Fuscoe

John M. Fuscoe, Incorporator

24146.2-727938 v1

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE CERTIFICATE OF INCORPORATION OF "PEACHFUZZ, INC.",
FILED IN THIS OFFICE ON THE ELEVENTH DAY OF MAY, A.D. 2012, AT
12:18 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE
KENT COUNTY RECORDER OF DEEDS.

5153253   8100

120548816

You may verify this certificate online
at corp.delaware.gov/authver.shtml

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 9568565

DATE: 05-14-12

CERTIFICATE OF INCORPORATION
OF
PEACHFUZZ, INC.

FIRST: The name of the corporation is Peachfuzz, Inc. (the "Corporation").

SECOND: The address of the Corporation's registered office in the State of Delaware is 3500 South DuPont Highway, in the City of Dover, Kent County, Delaware 19901. The name of its registered agent at such address is Incorporating Services, Ltd.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares that the Corporation shall have authority to issue is two million (2,000,000), each with a par value of $0.00001. The Corporation is authorized to issue Common Stock.

FIFTH: The name and mailing address of the incorporator are as follows:

John M. Fuscoe 4101 Lake Boone Trail, Suite 400
       Raleigh, North Carolina 27607

SIXTH: Unless and except that the bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

SEVENTH: To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, no present or former director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

EIGHTH: The Corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to, or testifies in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact such person is or was a director, officer or employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and

24146.2-727938 v1

amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent permitted by law, and the Corporation may adopt bylaws or enter into agreements with any such person for the purpose of providing for such indemnification.

NINTH: The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article.

TENTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, alter and repeal the bylaws of the Corporation, subject to the power of the stockholders of the Corporation to alter or repeal any bylaw whether adopted by them or otherwise.

The undersigned incorporator hereby acknowledges that the foregoing Certificate of Incorporation is his act and deed.

Dated: May 11, 2012

John M Fuscoe

John M. Fuscoe, Incorporator

24146.2-727938 v1

CERTIFICATE OF INCORPORATION
OF
PEACHFUZZ, INC.

FIRST: The name of the corporation is Peachfuzz, Inc. (the "Corporation").

SECOND: The address of the Corporation's registered office in the State of Delaware is 3500 South DuPont Highway, in the City of Dover, Kent County, Delaware 19901. The name of its registered agent at such address is Incorporating Services, Ltd.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares that the Corporation shall have authority to issue is two million (2,000,000), each with a par value of $0.00001. The Corporation is authorized to issue Common Stock.

FIFTH: The name and mailing address of the incorporator are as follows:

John M. Fuscoe　　　　　4101 Lake Boone Trail, Suite 400
Raleigh, North Carolina 27607

SIXTH: Unless and except that the bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

SEVENTH: To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, no present or former director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

EIGHTH: The Corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to, or testifies in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact such person is or was a director, officer or employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and

amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent permitted by law, and the Corporation may adopt bylaws or enter into agreements with any such person for the purpose of providing for such indemnification.

NINTH: The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article.

TENTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, alter and repeal the bylaws of the Corporation, subject to the power of the stockholders of the Corporation to alter or repeal any bylaw whether adopted by them or otherwise.

The undersigned incorporator hereby acknowledges that the foregoing Certificate of Incorporation is his act and deed.

Dated: May 11, 2012

John M Fuscoe

John M. Fuscoe, Incorporator

2



Incorporating Services, Ltd.
3500 S DuPont Hwy
Dover, DE 19901
302.531.0855 - 800.346.4646
Fax: 302.532.3150
www.INCserv.com
e-mail: info@incserv.com
EIN# 51-0260424

"Serving your success"
Excellence in Corporate Services Since 1972

Invoice 354436
Client # 829

Bill To:
WYRICK ROBBINS YATES & PONTON LLP
ATTN: LYNETTE BAILEY
4101 LAKE BOONE TRAIL
SUITE 300
RALEIGH, NC 27607
UNITED STATES

Ship To:
WYRICK ROBBINS YATES & PONTON LLP
ATTN: LYNETTE BAILEY
4101 LAKE BOONE TRAIL
SUITE 300
RALEIGH, NC 27607
UNITED STATES

Date	Ship Via	Client Reference Number	SalesPerson	Our Order Number
08/14/13	Email	241469.1	ReneeK	354436

Qty	Juris	Item	Description	Unit Price	Amount
			LIFE IN HI-FI, INC. **File Date: 8/12/2013** **File Number: 5153253**		
1	DE	FAMF	Filing, Amendment, File Only Svc Fee: $55.00, Jur Fee: $194.00 Notes: Name From: Peachfuzz, Inc.	249.00	$249.00
1	DE	RCC	Retrieval, Certified Copies Jur Fee: $50.00	50.00	$50.00
				Invoice Total:	$299.00
				Balance Due	$299.00

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Cut here and remit with payment

Invoice 354436

Client 829 **WYRICK ROBBINS YATES & PONTON LLP**

MAKE PAYMENTS ONLINE at http://www.INCserv.com

VISA, MASTERCARD AND AMERICAN EXPRESS ACCEPTED.

FOREIGN CHECKS should be in US Funds; otherwise, please include a $25 back processing surcharge or they will not be accepted.

SERVICE FEE TERMS ARE NET 45 DAYS. A 1.5% monthly late fee is assessed on Service Fee balances greater then 45 days.

Balance Due $299.00

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "PEACHFUZZ, INC.", CHANGING ITS NAME FROM "PEACHFUZZ, INC." TO "LIFE IN HI-FI, INC.", FILED IN THIS OFFICE ON THE TWELFTH DAY OF AUGUST, A.D. 2013, AT 4:29 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

5153253 8100

130980180

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 0660366

DATE: 08-13-13